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                               July 26, 2022

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed July 15, 2022
                                                            File No. 333-259767

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed July 15,
2022

       Cover Page

   1. We acknowledge your revised disclosure in response to prior comment 2, which we reissue. Please revise
to ensure that all references to control or benefits that accrue to you because of the VIE are
limited to a clear description of the conditions you have satisfied for consolidation of
the VIE under U.S. GAAP. We note that your disclosure continues to refer to the control or
benefits that accrue to you as a result of the VIE, including but not limited to the cover
page, pages ii, 1, 2, 86, 87 and 124.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany
July       NameJin Medical International Ltd.
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
Summary of Risk Factors, page 10

2. We note your revised disclosure in response to prior comment 6, which we reissue in part. Please revise to include specific cross-references for each summary risk to the more detailed discussion of such risks in the prospectus rather than including page references.
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Ying Li, Esq.